EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements on Forms S-8 (File Nos. 333-113889, 333-162558 and 333-167757), as amended, and Form F-10 (File No. 333-174604), as amended and to the use of our reports dated March 28, 2012 relating to the consolidated financial statements of Brigus Gold Corp. (“the Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Halifax, Canada

March 28, 2012